January 12, 1998


To:      The Shareholders of Metric Income Trust Series, Inc.
         ("MITS" or the "Fund")

RE:      Distribution of Sales Proceeds

Dear Shareholder:

As reported in the 1997 Third Quarter Report, the Fund successfully negotiated the sale of the Haverty's Furniture Store located in Plano, Texas, which closed escrow on October 21, 1997. We are also pleased to report that the Fund completed the sale of eight convenience store properties on December 23, 1997, followed by the successful sale of Wickes Furniture Store in Torrance, California on December 30, 1997. The Board of Directors, at its December 10, 1997 meeting, declared a special dividend of these sales proceeds, less a reserve (as discussed below), payable on January 12, 1997 to Shareholders of Record as of December 31, 1997. This dividend amounts to $2.75 per Share. As noted, the Board voted unanimously to withhold a reserve from this distribution of sales proceeds in the amount of $2,000,000. These funds will be used to meet any unforeseen contingencies arising from past or future property sales and to cover the costs of operating the Fund through dissolution.

The Fund's liquidation strategy progressed during 1997, and only two assets remain in the Portfolio: the NCS (Circle K) Store in Rubidoux, California and the Pearle Express Store in Morrow, Georgia. The Advisor is currently negotiating with potential buyers for the sale of these properties. As a result of the reduction of the Fund's asset base and limited income from operations, the Board did not declare a fourth quarter dividend from operations, and determined to forego further regular quarterly dividends. Hence, the dividend for the third quarter of 1997 was the final quarterly dividend from operations. It is currently anticipated that the Board will declare dividends of income (in excess of the cost of operations) generated by the remaining properties and interest income from the reserve funds invested in mortgage-backed securities on an annual basis. It is also anticipated that the Board will declare a special dividend from the sales proceeds of the Rubidoux NCS Store and Pearle Express Store subsequent to these sales.

The 1998 Annual Meeting of Shareholders is scheduled to take place on June 17, 1998, at which time Shareholders will be asked to vote to approve a plan of dissolution. Shareholders will receive a Proxy Statement describing the proposed Plan of Dissolution and Proxy Card in conjunction with the distribution of the 1997 Annual Report in April 1998.


                                                                          (Over)

To assist Shareholders in filing their 1997 income tax returns, the Fund will mail Forms 1099 by the end of January 1998. Please note that MITS does not issue Forms 1099 to Shareholders whose investments are classified as tax exempt (IRAs, Keoghs, or Qualified Retirement Plans) since IRS regulations exempt the Fund from filing for these investments.

Should you have any questions regarding this communication or the performance of the Fund, please contact the Shareholder Representative for MITS at (800) 347-6707. Operational questions concerning your investment, including those related to dividend payments, tax reporting information (Forms 1099-DIV) or resale or transfer documents, should be directed to the Fund's Servicing and Transfer Agent, Gemisys, at (800) 955-3025.


METRIC INCOME TRUST SERIES, INC.